QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

DOVER INVESTMENTS CORPORATION
(Name of Subject Company)(Issuer))

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST
DOVER ACQUISITION CORP.
FREDERICK M. WEISSBERG
LAWRENCE WEISSBERG
(Names of Filing Persons (Offeror))

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

Class A Common Stock—260152103
Class B Common Stock—260152202
(CUSIP Number of Class of Securities)

Frederick M. Weissberg, Trustee
The Lawrence Weissberg Revocable Living Trust
100 Spear Street, Suite 520
San Francisco, California 94105
(415) 777-0533
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**

$18,374,539.80	$2,328.05

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding shares of the subject company not already beneficially owned by Dover Acquisition Corp. at $31.30 in cash per share and 522,810 such shares of Class A Common Stock outstanding and 64,236 such shares of Class B Common Stock outstanding as of September 22, 2004.

**
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 issued by the Securities and Exchange Commission on January 26, 2004. Such fee equals .0127 percent of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	2,268.55	Filing Party:	The Lawrence Weissberg Revocable Living Trust
Form or Registration No.:	005-12078	Date Filed:	9/23/2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP NO.: Class A Common—260152103 Class B Common—260152102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Lawrence Weissberg Revocable Living Trust, U/D/T dated November 25, 1992

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,267 Class A Common Shares 246,725 Class B Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0% of Class A Common Shares(1) 79.3% of Class B Common Shares(1)

14	TYPE OF REPORTING PERSON* OO

(1)
Calculated based on 1,006,077 shares of Dover Investments Corporation class A common stock and 310,961 shares of Dover Investments Corporation class B common stock outstanding as of July 31, 2004, as reported in its quarterly report on Form 10-QSB for the quarter ended June 30, 2004 and filed with the Securities and Exchange Commission on August 12, 2004.

CUSIP NO.: Class A Common—260152103 Class B Common—260152102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dover Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: None

	8	SHARED VOTING POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,267 Class A Common Shares 246,725 Class B Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0% of Class A Common Shares(1) 79.3% of Class B Common Shares(1)

14	TYPE OF REPORTING PERSON* CO

(1)
Calculated based on 1,006,077 shares of Dover Investments Corporation class A common stock and 310,961 shares of Dover Investments Corporation class B common stock outstanding as of July 31, 2004, as reported in its quarterly report on Form 10-QSB for the quarter ended June 30, 2004 and filed with the Securities and Exchange Commission on August 12, 2004.

CUSIP NO.: Class A Common—260152103 Class B Common—260152102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lawrence Weissberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,267 Class A Common Shares 246,725 Class B Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0% of Class A Common Shares(1) 79.3% of Class B Common Shares(1)

14	TYPE OF REPORTING PERSON* IN

(1)
Calculated based on 1,006,077 shares of Dover Investments Corporation class A common stock and 310,961 shares of Dover Investments Corporation class B common stock outstanding as of July 31, 2004, as reported in its quarterly report on Form 10-QSB for the quarter ended June 30, 2004 and filed with the Securities and Exchange Commission on August 12, 2004.

AMENDMENT NO. 3 TO TENDER OFFER STATEMENT

        Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on September 23, 2004, and as amended and supplemented by Amendment No. 1 filed with the SEC on October 6, 2004, and as amended and supplemented by Amendment No. 2 filed with the SEC on October 12, 2004, by the Lawrence Weissberg Revocable Living Trust (the "Trust"), Dover Acquisition Corp. (the "Purchaser"), and Messrs. Lawrence and Frederick M. Weissberg. Purchaser has made an offer to purchase all outstanding shares of Class A common stock, par value $.01 per share (the "Class A Stock"), and shares of Class B common stock, par value $.01 per share (the "Class B Stock"), of Dover Investments Corporation, a Delaware corporation ("Dover") (the Class A Stock and the Class B Stock collectively, the "Shares"), not owned by Purchaser at a purchase price of $31.30 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2004 (as amended from time to time, the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and 11.

        The Offer Price has been increased from $30.50 per Share to $31.30 per Share, net to the seller in cash, without interest. The Expiration Date of the Offer has been extended to 5:00 p.m., New York City time, on Wednesday, December 15, 2004. All references in the Offer to Purchase, the Letter of Transmittal for Class A Common Stock, the Letter of Transmittal for Class B Common Stock, the Notice of Guaranteed Delivery, the Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Letter to Stockholders of Dover Investments Corporation from the Purchaser to the Offer Price of "$30.50" are hereby replaced with "$31.30". All references therein to "October 22, 2004," as the Expiration Date are hereby replaced with "December 15, 2004".

        Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented as follows:

        (1)   The Offer to Purchase, in "The Tender Offer—14. Certain Legal Matters", is hereby amended by adding to the end thereof the following new paragraph:

        "On October 22, 2004, the Trust, the Purchaser and the other defendants in the Chiarenza Litigation entered into a memorandum of understanding with the plaintiff in such action to settle the pending Chiarenza Litigation (the "Memorandum of Understanding"). Under the terms of the Memorandum of Understanding, the Purchaser has stated its intention to agree to an offer price of no less than $31.30 per Share and to pay and not object to an award of attorneys' fees and costs to counsel to the putative plaintiff class in an amount not to exceed $225,000. Under the terms of the Memorandum of Understanding, the Chiarenza Litigation plaintiffs have stated an intention to have the pending Chiarenza Litigation settled and dismissed as to the plaintiff and the putative plaintiff class. The Trust and the Purchaser continue to deny all of the allegations of wrongdoing contained in the original complaint and in the First Amended Complaint filed in the Chiarenza Litigation. In addition, the proposed settlement is not, and should not be construed as, an admission of wrongdoing or liability of any defendant. The proposed settlement is subject to, among other things, the approval of the Delaware Court of Chancery."

        (2)   In order to reflect the increased Offer Price, "$30.50" shall be replaced in the Offer to Purchase, as appropriate, with "$31.30".

        (3)   In order to reflect the extension of the Offer, "October 22, 2004" shall be replaced in the Offer to Purchase, as appropriate, with "December 15, 2004".

        (4)   The Offer to Purchase, in "Special Factors—Transactions and Agreements Regarding the Shares", is hereby amended by adding to the end thereof the following new paragraph to reflect one effect of the increase of the Offer Price:

        "Due to the increase in the Offer Price announced on October 22, 2004, the amount to be paid to Mr. Wood is approximately $19,850, the amount to be paid to Mr. Gilbert is approximately $62,300 and the amount to be paid to Ms. Kleczek is approximately $522,700 under the respective option termination agreements."

        (5)   The Offer to Purchase, in "Special Factors—Transactions and Agreements Regarding the Shares", is hereby amended by adding to the end thereof the following new paragraph to reflect one effect of the increase of the Offer Price and the extension of the Offer:

        "Due to the increase in the Offer Price announced on October 22, 2004 and the extension of the Offer to December 15, 2004, the number of Shares underlying vested options held by Mr. Addison is 1,000 and such options have an average exercise price of $16.91 per Share. The amount to be paid to Mr. Addison is approximately $14,400 under the option termination agreement."

        (6)   The Offer to Purchase, in "The Tender Offer—9. Source and Amount of Funds", is hereby amended by replacing "$19,053,000" in the first sentence thereof with "$19,770,000".

        (7)   The Offer to Purchase, in "The Tender Offer—13. Certain Conditions in the Offer", is hereby amended by deleting the word "or" at the end of paragraph (h) thereof, inserting the word "or" at the end of paragraph (i) thereof and adding the following new paragraph after paragraph (i):

          "(j)  if the Delaware Chancery Court fails to approve the settlement of the Chiarenza Litigation or fails to dismiss, with prejudice, the Chiarenza Litigation;"

        (8)   The Offer to Purchase, in "The Tender Offer—13. Certain Conditions in the Offer", is hereby amended by adding to the end thereof the following new paragraph:

"The Trust and the Purchaser waive the condition described in paragraph (i) above solely with respect to the First Amended Complaint filed in the Chiarenza Litigation to the extent settlement of the litigation receives Delaware Chancery Court approval and the Chiarenza Litigation is dismissed with prejudice."

Item 12. Exhibits

        (a)(1)(i)    Offer to Purchase dated September 23, 2004.*

        (a)(1)(ii)    Letter of Transmittal for Class A Common Stock.*

        (a)(1)(iii)    Letter of Transmittal for Class B Common Stock.*

        (a)(1)(iv)    Notice of Guaranteed Delivery.*

        (a)(1)(v)    Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

        (a)(1)(vi)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

        (a)(1)(vii)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.*

*
Previously filed.

        (a)(1)(viii)    Letter to Stockholders of Dover Investments Corporation from the Purchaser.*

        (a)(1)(ix)    Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on September 23, 2004.*

        (a)(1)(x)    Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on October 22, 2004.

        (a)(5)(i)    Complaint of Daniel F. Raider, Civil Action No. 443-N, filed in the Court of Chancery of the State of Delaware on May 20, 2004.*

        (a)(5)(ii)    Complaint of Anthony Chiarenza, Civil Action No. 203-N, filed in the Court of Chancery of the State of Delaware on February 3, 2004.*

        (a)(5(iii)    Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*

        (a)(5)(iv)    Letter, dated August 6, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*

        (a)(5)(v)    Motion for Summary Judgment, filed in the Court of Chancery of the State of Delaware on October 8, 2004.*

        (a)(5)(vi)    First Amended Complaint, filed in the Court of Chancery of the State of Delaware on October 8, 2004.*

        (a)(5)(vii)    Letter to Hon. William B. Chandler, III, filed in the Court of Chancery of the State of Delaware on October 11, 2004.*

        (a)(5)(viii)    Memorandum of Understanding dated October 22, 2004.

        (b)   None.

        (d)(i)    Agreement by and between Leeward Capital, L.P., Leeward Investments, LLC, Eric Von der Porten and Dover Acquisition Corp., dated as of September 22, 2004.*

        (d)(ii)    Consulting Agreement by and between The Lawrence Weissberg Revocable Living Trust and Mr. Britt Evans, dated February 9, 2004.*

        (d)(iii)    Form of Dover Acquisition Corp. Subscription Agreement, dated September 22, 2004.*

        (d)(iv)    Form of Special Committee Option Termination Agreement, dated September 22, 2004.*

        (d)(v)    Kleczek Option Termination Agreement, dated September 22, 2004.*

        (d)(vi)    Durable Power of Attorney, executed by Mr. Lawrence Weissberg, dated May 9, 2000.*

        (d)(vii)    Letter re: Option Termination Agreements, dated October 22, 2004.

  (g)
  None.

  (h)
  None.

*
Previously filed.

Item 13. Information Required by Schedule 13E-3

        The offer constitutes a "going-private" transaction within the meaning of Rule 13e-3. As such, the following sets forth that information required by Schedule 13E-3 that has not already been set forth above in Items 1-12 of this Schedule TO.

  Items 1 through 12, 14 and 15 of Schedule 13E-3.

        The Offer Price has been increased from $30.50 per Share to $31.30 per Share, net to the seller in cash, without interest. The Expiration Date of the Offer has been extended to 5:00 p.m., New York City time, on Wednesday, December 15, 2004. All references in the Offer to Purchase, the Letter of Transmittal for Class A Common Stock, the Letter of Transmittal for Class B Common Stock, the Notice of Guaranteed Delivery, the Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Letter to Stockholders of Dover Investments Corporation from the Purchaser to the Offer Price of "$30.50" are hereby replaced with "$31.30". All references therein to "October 22, 2004," as the Expiration Date are hereby replaced with "December 15, 2004".

        Items 1 through 12, 14 and 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented as follows:

        (1)   The Offer to Purchase, in "The Tender Offer—14. Certain Legal Matters", is hereby amended by adding to the end thereof the following new paragraph:

        "On October 22, 2004, the Trust, the Purchaser and the other defendants in the Chiarenza Litigation entered into a memorandum of understanding with the plaintiff in such action to settle the pending Chiarenza Litigation (the "Memorandum of Understanding"). Under the terms of the Memorandum of Understanding, the Purchaser has stated its intention to agree to an offer price of no less than $31.30 per Share and to pay and not object to an award of attorneys' fees and costs to counsel to the putative plaintiff class in an amount not to exceed $225,000. Under the terms of the Memorandum of Understanding, the Chiarenza Litigation plaintiffs have stated an intention to have the pending Chiarenza Litigation settled and dismissed as to the plaintiff and the putative plaintiff class. The Trust and the Purchaser continue to deny all of the allegations of wrongdoing contained in the original complaint and in the First Amended Complaint filed in the Chiarenza Litigation. In addition, the proposed settlement is not, and should not be construed as, an admission of wrongdoing or liability of any defendant. The proposed settlement is subject to, among other things, the approval of the Delaware Court of Chancery."

        (2)   In order to reflect the increased Offer Price, "$30.50" shall be replaced in the Offer to Purchase, as appropriate, with "$31.30".

        (3)   In order to reflect the extension of the Offer, "October 22, 2004" shall be replaced in the Offer to Purchase, as appropriate, with "December 15, 2004".

        (4)   The Offer to Purchase, in "Special Factors—Transactions and Agreements Regarding the Shares", is hereby amended by adding to the end thereof the following new paragraph to reflect one effect of the increase of the Offer Price:

        "Due to the increase in the Offer Price announced on October 22, 2004, the amount to be paid to Mr. Wood is approximately $19,850, the amount to be paid to Mr. Gilbert is approximately $62,300 and the amount to be paid to Ms. Kleczek is approximately $522,700 under the respective option termination agreements."

        (5)   The Offer to Purchase, in "Special Factors—Transactions and Agreements Regarding the Shares", is hereby amended by adding to the end thereof the following new paragraph to reflect one effect of the increase of the Offer Price and the extension of the Offer:

        "Due to the increase in the Offer Price announced on October 22, 2004 and the extension of the Offer to December 15, 2004, the number of Shares underlying vested options held by Mr. Addison is

1,000 and such options have an average exercise price of $16.91 per Share. The amount to be paid to Mr. Addison is approximately $14,400 under the option termination agreement."

        (6)   The Offer to Purchase, in "The Tender Offer—9. Source and Amount of Funds", is hereby amended by replacing "$19,053,000" in the first sentence thereof with "$19,770,000".

        (7)   The Offer to Purchase, in "The Tender Offer—13. Certain Conditions in the Offer", is hereby amended by deleting the word "or" at the end of paragraph (h) thereof, inserting the word "or" at the end of paragraph (i) thereof and adding the following new paragraph after paragraph (i):

          "(j)  if the Delaware Chancery Court fails to approve the settlement of the Chiarenza Litigation or fails to dismiss, with prejudice, the Chiarenza Litigation;"

        (8)   The Offer to Purchase, in "The Tender Offer—13. Certain Conditions in the Offer", is hereby amended by adding to the end thereof the following new paragraph:

"The Trust and the Purchaser waive the condition described in paragraph (i) above solely with respect to the First Amended Complaint filed in the Chiarenza Litigation to the extent settlement of the litigation receives Delaware Chancery Court approval and the Chiarenza Litigation is dismissed with prejudice."

  Item 13 of Schedule 13E-3.    Financial Statements

        Item 13 of the Schedule 13E-3, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

        (1)   The Offer to Purchase, in "The Tender Offer—7 Certain Information Concerning Dover", is hereby amended by adding to the end thereof the following:

        "The following table sets forth summary historical consolidated financial data for Dover as of and for the six months ended June 30, 2004, and June 30, 2003, and as of and for each of the years ended December 31, 2003, and December 31, 2002.

        This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in Dover's Annual Report on Form 10-KSB for the year ended December 31, 2003, as amended, and the unaudited consolidated interim financial statements and other financial information contained in Dover's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2004, including the notes thereto. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by Dover with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	For Six Months Ended June 30		For the Years Ended December 31
	2004	2003	2003	2002
	(in thousands)
	(unaudited)
Income Statement Data
Gross profit	$3,566	$3,017	$8,134	$3,238
Income from operations	1,291	1,414	4,308	906
Income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	905	917	2,493	1,003

        The following table sets forth certain historical per share data for Dover. Basic and diluted earnings per common share is presented for the six months ended June 30, 2004, and June 30, 2003, and for each of the years ended December 31, 2003, and December 31, 2002.

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002
	(unaudited)
Comparative Per Share Data
Basic income from operations per share	$.98	$1.08	$3.27	$.69
Diluted income from operations per share	$.96	$1.07	$3.24	$.68
Average shares of common stock outstanding
Basic	1,317,038	1,314,515	1,315,553	1,314,300
Diluted	1,344,387	1,327,602	1,330,949	1,329,220

  Item 16 of Schedule 13E-3.    Exhibits

          (a), (b), (d) and (g) This information is provided in Item 12 of this Schedule TO.+

          (c)(i)    Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

          (c)(ii)    Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

          (c)(iii)    Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004.+

          (c)(iv)    Appraisal Report of Jeffrey Miller Appraisal Associates.+

        (f)    Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).+

+
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST, U/D/T DATED NOVEMBER 25, 1992

/s/ Frederick M. Weissberg (Signature)
Frederick M. Weissberg, Trustee (Name and Title)
October 22, 2004 (Date)
DOVER ACQUISITION CORP.
/s/ Frederick M. Weissberg (Signature)
Frederick M. Weissberg, Chairman and President (Name and Title)
October 22, 2004 (Date)
FREDERICK M. WEISSBERG
/s/ Frederick M. Weissberg (Signature)
Frederick M. Weissberg (Name and Title)
October 22, 2004 (Date)
LAWRENCE WEISSBERG
* (Signature)
Lawrence Weissberg (Name and Title)
October 22, 2004 (Date)

*By:	/s/ Frederick M. Weissberg Frederick M. Weissberg Attorney-in-fact

EXHIBIT INDEX

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated September 23, 2004.*
(a)(1)(ii)	Letter of Transmittal for Class A Common Stock.*
(a)(1)(iii)	Letter of Transmittal for Class B Common Stock.*
(a)(1)(iv)	Notice of Guaranteed Delivery.*
(a)(1)(v)	Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.*
(a)(1)(viii)	Letter to Stockholders of Dover Investments Corporation from the Purchaser.*
(a)(1)(ix)	Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on September 23, 2004.*
(a)(1)(x)	Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on October 22, 2004.
(a)(5)(i)	Complaint of Daniel F. Raider, Civil Action No. 443-N, filed in the Court of Chancery of the State of Delaware on May 20, 2004.*
(a)(5)(ii)	Complaint of Anthony Chiarenza, Civil Action No. 203-N, filed in the Court of Chancery of the State of Delaware on February 3, 2004.*
(a)(5(iii)	Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*
(a)(5)(iv)	Letter, dated August 6, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*
(a)(5)(v)	Motion for Summary Judgment, filed in the Court of Chancery of the State of Delaware on October 8, 2004.*
(a)(5)(vi)	First Amended Complaint, filed in the Court of Chancery of the State of Delaware on October 8, 2004.*
(a)(5)(vii)	Letter to Hon. William B. Chandler, III, filed in the Court of Chancery of the State of Delaware on October 11, 2004.*
(a)(5)(viii)	Memorandum of Understanding dated October 22, 2004.
(b)	None.
(d)(i)	Agreement by and between Leeward Capital, L.P., Leeward Investments, LLC, Eric Von der Porten and Dover Acquisition Corp., dated as of September 22, 2004.*
(d)(ii)	Consulting Agreement by and between The Lawrence Weissberg Revocable Living Trust and Mr. Britt Evans, dated February 9, 2004.*
(d)(iii)	Form of Dover Acquisition Corp. Subscription Agreement, dated September 22, 2004.*
(d)(iv)	Form of Special Committee Option Termination Agreement, dated September 22, 2004.*

(d)(v)	Kleczek Option Termination Agreement, dated September 22, 2004.*
(d)(vi)	Durable Power of Attorney, executed by Mr. Lawrence Weissberg, dated May 9, 2000.*
(d)(vii)	Letter re: Option Termination Agreements, dated October 22, 2004.
(g)	None.
(h)	None.

*
Previously filed.

Item 13. Information Required by Schedule 13E-3

  Item 16 of Schedule 13E-3.    Exhibits

          (a), (b), (d) and (g) This information is provided in Item 12 of this Schedule TO.+

          (c)(i)    Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

          (c)(ii)    Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

          (c)(iii)    Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004.+

          (c)(iv)    Appraisal Report of Jeffrey Miller Appraisal Associates.+

          (f)    Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).+

+
Previously filed.

QuickLinks

  Items 1 through 9 and 11.
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX